UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2026

Commission file number 001-36898

COLLIERS INTERNATIONAL GROUP INC.

(Translation of registrant’s name into English)

1140 Bay Street, Suite 4000

Toronto, Ontario, Canada

M5S 2B4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [ ]                                Form 40-F [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

COLLIERS INTERNATIONAL GROUP INC.

Date: March 27, 2026	/s/ Christian Mayer
Name: Christian Mayer
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Note purchase agreement dated as of March 25, 2026.
99.2	Seventh amendment dated as of March 25, 2026 to note purchase agreement dated as of May 17, 2018
99.3	Second amendment dated as of March 25, 2026 to note purchase agreement dated as of July 28, 2021
99.4	Fifth amendment to sustainability linked third amended and restated credit agreement dated February 20, 2026